Exhibit 99.1

 Lavie Bio  Introduction  November 2022

 2  This presentation contains "forward-looking statements" relating to future events, and Lavie Bio (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements.Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, product pipeline, future sales, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology.      Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may  affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this  presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.      Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.     The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.     The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  Forward looking statement

 3  The forkinfluencesthe farm  Healthierfood  Sustainable environment  Productive agriculture  Bettervalue

 4  Farmers around the world invest  $200B  annually in ag inputs to protect and nurture their crops  $135B  Chemical Fertilizers  $55B  Crop Protection Chemicals  $10B  Ag-Biologicals  * The amounts described herein are based on company’s estimations

 5  The Ag-Biologicals opportunity  Driving healthier crops, sustainability and productive agriculture   Driving cropproductivity to address consumer preferences  Faster Go-to-Market  Fastest growingag inputs segment  Chemical Pesticides  ~10-15 years | ~$250M  Bio Pesticides  ~5-8 years | <$15M  Time  Cost  2015  2021E  2026F  *Source: Markets and Markets, industry publications; Reportlinker.com  Wave 1  Wave 2  $3.2B  $10.6B  $18.5B  Company estimations  Sustainable  Protect from resistance development  New modesof action

 6  The Ag-Biologicalsuntapped potential  Crop Protection   & Fertilizers  Ag-Biologicals  Today  Sustainability  +  +++  Efficacy  +++  ++  Consistency  +++  +  Commercial viability  +++  +

 7  Our Mission  Improve food quality, sustainabilityand agriculture productivity through microbiome based ag-biologicals technology and products

 8  The Power of the Microbiome  Billions of microbes make a difference!  Billions of microbes integral to plant-related ecosystems impact the entire plant lifecycle   Surrounding microbes generate nature’s largest ‘function bank’ to the plant growth and development  These microbes act as the ‘Live Engine’ supporting yield production in the field  The challenge: Discovering the right microbes and tailoring them for commercial use

 9  Biology Driven Design platform  The microbiome OS  Discovery  Billions > Promising few  Optimization  Promising few > Product  Commercialization  Product > Label Expansion   1 Lavie Bio holds an exclusive license to use Evogene’s MicroBoost AI tech engine for the discovery and development of products in Lavie Bio’s field of activity.  2 As part of Corteva’s investment in Lavie Bio in 2019, Lavie acquired the assets of Taxon Biosciences, including a large microbial collection.   1  2

BDD plaform

Decoding the natural diversity of genetic functionality

Function-based product discovery & tailoring



Product Requirements
Required Functions
Microbiome samples
Gene Pool of Microbiomes
Function Catalog of Microbiome
Lead Candidates
Optimized Candidates
Product
lavie bio
Discovery
Min. Microbes
Max. Functions
Optimization
Function-based Product
Commercialization
Sales Revenue

10

 Lavie BioNext generation Ag-Biologicals   Sustainability  +  +++  +++  Efficacy  +++  ++  +++  Consistency  +++  +  +++  Commercial viability  +++  +  +++  11  Ag-Biologicals  Today  Ag-Biologicals   Next generation  Crop Protection   & Fertilizers

 Product Program  Product focus  Application  Target market*  Potential expansion*  Discovery  Pre-  Development  Development Stage 1  Development Stage 2  Pre-  Commercialization  Product*  Bio-Stimulants  Seed treatment,   Spring Wheat  North America  25M ACRES wheat North America  500M ACRES  LAV228  Bio-stimulants 2  Seed treatment  Soy  North America  Europe  120M ACREScorn US, EU  180M ACRES  >2025  Bio-Pesticides  LAV311, LAV312 2   Fruit rots  Foliar  Fruits & Veg  Europe  North America  <$200M grapes chemicals usage  +$800M  Additional Fruits & Veg  2024  LAV321, LAV322  Downey mildew  Foliar  Fruits & Veg  Europe  North America  <$350M grapes chemicals usage  +$150M  Additional Fruits & Veg  2025  LAV431, LAV432  Seedling disease  (Pythium)  Seed Treatment,  Corn, soy, F&V  North America  Europe  <$500M  <$200M  >2025  LAV441, LAV442  Bio-Insecticides  Seed Treatment,  Corn, foliar soy  North America  Europe  <$1.5B existing traits and chemicals market  <$500M  >2025  Lavie Bio product pipeline  * Company estimations  2022  1  1 More info on slide 13  2 More info on slide 14  12

 13  Bio-stimulants driving yield advantage  2022  2023- 2024*  USA - ND  USA - ND, MT     Canada - Sasc. Man. AB.  Better than Bio-stimulants benchmarks tested   Sales in North America initiated in 2022  5%  2%  1%  3%  4%  6%  Other Ag-Biologicals  Yield improvement (%)   *Expected geographic expansion  Untreated

 14  Bio-fungicides against Botrytis& fruit rots  LAV311 & LAV312  Untreated   LAV   Better than ag-biologicals and potentially comparable to chemical benchmarks tested  Expected launch in North America in 2024  60%  40%  20%  0%  Other ChemicalsControl  LAV  A  B  A  Different letters indicate significant differences between groups (p values<0.05)  Rot reduction (%)  Other Ag-BiologicalsControl

 15  Established ‘End to End’ capabilities   Confidential  15

 16  Business Model  Direct model  Lavie Bio Product  End-to-end product development  Commercialization through direct channels  Revenues from sales  Collaboration model   Lavie Bio ‘tech-inside’ product  Joint product development  Commercialization through partner’s channels  Revenues from R&D / milestone payments and royalties,

 17  Strategic Partners & Stakeholders  About Corteva Agriscience (NYSE: CTVA)   A global pure-play agriculture company that provides farmers with a complete portfolio – including a balanced and diverse mix of seed, crop protection and digital solutions focused on maximizing productivity to enhance yield and profitability.  Investment  Strategic Collaboration  In August 2019, Lavie Bio and Corteva Agriscience entered a multi-year collaboration, mainly focusing on the development of novel ag-biological products for corn and soybean.  Corteva’s investment in Lavie Bio included a $10 million equity investment along with the exchange of all shares of Corteva’s wholly owned subsidiary Taxon Bioscience.  For more info read the press release: https://evogene.com/press_release/corteva-agriscience-to-invest-in-evogenes-agriculture-biologicals-subsidiary-lavie-bio/

 18  About ICL Group (NYSE: ICL)   A leading global specialty minerals company, which also benefits from commodity upside. The company creates impactful solutions for humanity’s sustainability challenges in the global food, agriculture and industrial markets.   Investment  Strategic Collaboration  In August 2022, ICL and Lavie Bio entered a multi-year strategic collaboration for the development of novel bio-stimulant products.  ICL invested $10 million in Lavie Bio.  For more info read the press release: https://evogene.com/press_release/icl-and-lavie-bio-enter-strategic-collaboration-to-develop-novel-bio-stimulant-products/  Strategic Partners & Stakeholders

We've got the right team to nurture it

Management Team



Guri Oron
| CEO
Leading multi-disciplinary technological organizations in various industries for 25 years. CEO for the past 13 years



Dor Kestecher
| VP Business Development
10+ years of broad experience leading in agriculture product management, strategy, and development



Russel Putland
| EVP Commercial and US General Manager
30+ years of ag commercial leadership roles with 'ground up' experience in large multi-national organizations



Michael Ionesco
| VP Research
Innovative research leader with deep biotechnology, big data and informatics expertise



Amir Bercovitz
| VP Development
Extensive development and product expertise in the ag-biologicals field for 30+ years – led introductions of 5 commercial products

Board of Directors



Ofer Haviv
Chairman of the board Evogene CEO



Frederic C. Beudot
Global Portfolio Leader for Biologicals at Corteva Agriscience™



Elad Aharonson
President of Innovative Ag Solutions for ICL



Trevor Thiessen
Senior agriculture executive, experienced in marketing, sales, and go-to-market

20  Milestone Roadmap  Bio-stimulant for wheat ‘Thrivus™’ product sales expansion to MT, MN and Canada for spring wheat  Bio-stimulant for wheat ‘Thrivus™’ label expansion   Downy mildew bio-fungicides File for regulatory approval for leading product candidates LAV321 or LAV322   Additional product launch  2022  2023-2024  Bio-stimulant for wheat initial product sales of ‘Thrivus™’ for spring wheat   Fruit rot bio-fungicides Product candidate advancement in regulation process for LAV311

 Thank you!